UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023
Commission File Number 000-51138

GRAVITY CO., LTD. ————————————————————————————————————
(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
————————————————————————————————————
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS FIRST QUARTER OF 2023 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – May 11, 2023 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the first quarter ended March 31, 2023, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.
FIRST QUARTER 2023 HIGHLIGHTS

•Total revenues were KRW 164,947 million (US$ 126,513 thousand), representing an 6.3% decrease from the fourth quarter ended December 31, 2022 (“QoQ”) and a 86.2% increase from the first quarter ended March 31, 2022 (“YoY”).

•Operating profit was KRW 43,318 million (US$ 33,225 thousand), representing a 11.1% increase QoQ and a 94.1% increase YoY.

•Profit before income tax expenses was KRW 46,226 million (US$ 35,456 thousand), representing a 20.4% increase QoQ and a 99.1% increase YoY.

•Net profit attributable to parent company was KRW 36,466 million (US$ 27,969 thousand), representing a 9.9% increase QoQ and a 121.9% increase YoY.

REVIEW OF FIRST QUARTER 2023 FINANCIAL RESULTS

Revenues

Online game revenues for the first quarter of 2023 were KRW 22,696 million (US$ 17,408 thousand), representing a 4.3% decrease QoQ from KRW 23,711 million and a 5.8% increase YoY from KRW 21,447 million. The decrease QoQ was mainly attributable to decreased revenues from Ragnarok Online in Taiwan and Thailand. Such decrease was partially offset by increased revenue from Ragnarok Online in Japan. The increase YoY was largely due to increased revenues from Ragnarok Online in Thailand and Korea.

Mobile game revenues were KRW 138,994 million (US$ 106,607 thousand) for the first quarter of 2023, representing a 6.1% decrease QoQ from KRW 148,046 million and a 119.8% increase YoY from KRW 63,241 million. The decrease QoQ resulted primarily decreased revenues from Ragnarok Origin in Taiwan, Hong Kong and Macau. Such decrease was partially offset by increased revenues from Ragnarok X: Next Generation in Korea which was launched on January 5, 2023. The increase YoY was due to increased revenues from Ragnarok Origin in Taiwan, Hong Kong and Macau and Ragnarok X: Next Generation in Korea. This increase was partially offset by decreased revenues from Ragnarok Origin in the United States and Canada, and Ragnarok X: Next Generation in Southeast Asia.

Other revenues were KRW 3,257 million (US$ 2,498 thousand) for the first quarter of 2023, representing a 25.3% decrease QoQ from KRW 4,358 million and a 16.9% decrease YoY from KRW 3,919 million.

Cost of Revenue

Cost of revenue was KRW 105,485 million (US$ 80,906 thousand) for the first quarter of 2023, representing a 5.6% decrease QoQ from KRW 111,707 million and a 133.1% increase YoY from KRW 45,254 million. The decrease QoQ was mainly due to decreased commission paid for mobile game services related to Ragnarok Origin in Taiwan, Hong Kong and Macau and Ragnarok M: Eternal Love. The increase YoY was primarily due to increased commission paid for mobile game services related to Ragnarok Origin in Taiwan, Hong Kong, Macau and Ragnarok X: Next Generation in Korea.

Operating Expenses

Operating expenses were KRW 16,144 million (US$ 12,382 thousand) for the first quarter of 2023, representing a 36.4% decrease QoQ from KRW 25,402 million and a 23.3% decrease YoY from KRW 21,037 million. The decrease QoQ was mainly due to decreased advertising expenses for Ragnarok Origin in the United States and Canada and Ragnarok Monster’s Arena in Korea and Southeast Asia and salaries. The decrease YoY was mainly due to decreased advertising expenses for Ragnarok: The Lost Memories and Ragnarok Origin in the United States and Canada, and Ragnarok Online in Philippines, Singapore and Malaysia.

Profit Before Income Tax Expenses

Profit before income tax expenses was KRW 46,226 million (US$ 35,456 thousand) for the first quarter of 2023 compared with profit before income tax expense of KRW 38,378 million for the fourth quarter of 2022 and profit before income tax expenses of KRW 23,220 million for the first quarter of 2022.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 36,466 million (US$ 27,969 thousand) for the first quarter of 2023 compared with net profit attributable to parent company of KRW 33,190 million for the fourth quarter of 2022 and a net profit attributable to parent company of KRW 16,431 million for the first quarter of 2022.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 374,229 million (US$ 287,030 thousand) as of March 31, 2023.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,303.80 to US$ 1.00, the noon buying rate in effect on March 31, 2023 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATES

Ragnarok Online IP-based Games

•Ragnarok Origin, an MMORPG mobile and PC game

Ragnarok Origin was launched in Southeast Asia on April 6, 2023. The game is being prepared to be launched in global in the fourth quarter of 2023.

•Ragnarok X: Next Generation, an MMORPG mobile game

Ragnarok X: Next Generation was launched in Korea on January 5, 2023.

•Ragnarok M: Eternal Love, an MMORPG mobile game

Ragnarok M: Eternal Love aims to be launched in Vietnam in the fourth quarter of 2023.

•Ragnarok Poring Merge NFT, a blockchain mobile game

Ragnarok Poring Merge NFT was designed as a blockchain game based on P2E systems. The game is prepared to be launched in Global in the fourth quarter of 2023.

•Other Ragnarok Online IP-based games

Ragnarok: The Lost Memories, a Cinematic Newtro Story RPG mobile and PC game, is scheduled to be launched in Taiwan, Hong Kong and Macau in May 2023.

Ragnarok V: Returns, an MMORPG mobile and PC game, will cease the service in Oceania on May 25, 2023 for service renewal. It is preparing to provide a renewal version of mobile, PC and Steam services. The game has been developed by Gravity NeoCyon, Inc., Gravity’s subsidiary in Korea.

Ragnarok Landverse was designed as a blockchain game based on P2E systems. Ragnarok Landverse, an MMORPG PC game, is aiming to be launched in the second half of 2023.

Other IP-based games

WITH: Whale In The High, a Healing Idle mobile game, is scheduled to be released in global in the second quarter of 2023. The game is developed by SKYWALK, a mobile game developer, and will be published by Gravity. Gravity entered into a publishing agreement with SKYWALK on December 1, 2022.

Expansion of Game Service

Gravity NeoCyon, Inc. and ME2ON co-developed a blockchain RPG game called, X Heroes: NFT War. X Heroes: NFT War is published by ME2ON, and the game was released in global (except for Korea and China) on April 25, 2023. Gravity NeoCyon, Inc. Gravity’s subsidiary in Korea, entered into a business agreement with a mobile social casino game company, ME2ON on October 14, 2022.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of the first quarter in 2023 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at http://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------
Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 91 markets. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2022 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jeesun Lim
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800
# # #

GRAVITY Co., Ltd.
Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-22		31-Mar-23
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	169,877	130,294	177,924	136,466
Short-term financial instruments	167,000	128,087	196,305	150,564
Accounts receivable, net	77,257	59,255	68,981	52,908
Other receivables, net	140	107	624	479
Prepaid expenses	3,332	2,556	3,014	2,312
Other current financial assets	3,370	2,585	3,744	2,872
Other current assets	791	607	573	439
Total current assets	421,767	323,491	451,165	346,040
Property and equipment, net	8,140	6,243	7,464	5,725
Intangible assets, net	3,869	2,967	3,818	2,928
Deferred tax assets	5,660	4,341	5,226	4,008
Other non-current financial assets	2,176	1,669	2,708	2,077
Other non-current assets	2,482	1,904	3,918	3,005
Total assets	444,094	340,615	474,299	363,783
Liabilities and Equity
Current liabilities:
Accounts payable	73,549	56,411	60,515	46,414
Deferred revenue	18,543	14,222	17,261	13,239
Withholdings	3,201	2,455	3,541	2,716
Accrued expense	2,041	1,565	1,877	1,440
Income tax payable	5,469	4,195	10,976	8,418
Other current liabilities	2,907	2,230	2,833	2,173
Total current liabilities	105,710	81,078	97,003	74,400
Long-term account payables	374	287	376	288
Long-term deferred revenue	30	23	381	292
Other non-current liabilities	4,968	3,810	3,409	2,615
Deferred tax liabilities	2,832	2,172	2,833	2,173
Total liabilities	113,914	87,370	104,002	79,768
Share capital	3,474	2,665	3,474	2,665
Capital surplus	27,098	20,784	27,098	20,784
Other components of equity	2,475	1,898	6,121	4,695
Retained earnings	296,480	227,397	332,946	255,366
Equity attributable to owners of the Parent Company	329,527	252,744	369,639	283,510
Non-controlling interest	653	501	658	505
Total equity	330,180	253,245	370,297	284,015
Total liabilities and equity	444,094	340,615	474,299	363,783

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,303.80 to US$ 1.00, the noon buying rate in effect on March 31, 2023 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended
	31-Dec-22		31-Mar-22		31-Mar-23
	(KRW)	(US$)	(KRW)	(US$)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games	23,711	18,186	21,447	16,450	22,696	17,408
Mobile games	148,046	113,550	63,241	48,505	138,994	106,607
Other revenue	4,358	3,342	3,919	3,006	3,257	2,498
Total net revenue	176,115	135,078	88,607	67,961	164,947	126,513
Cost of revenue	111,707	85,678	45,254	34,709	105,485	80,906
Gross profit	64,408	49,400	43,353	33,252	59,462	45,607
Operating expenses:
Selling, general and administrative expenses	21,141	16,215	17,642	13,531	13,271	10,179
Research and development	3,864	2,964	3,232	2,479	2,922	2,241
Others, net	397	304	163	125	(49)	(38)
Total operating expenses	25,402	19,483	21,037	16,135	16,144	12,382
Operating profit	39,006	29,917	22,316	17,117	43,318	33,225
Finance income(costs):
Finance income	4,902	3,760	1,608	1,233	5,461	4,189
Finance costs	(5,530)	(4,241)	(704)	(540)	(2,553)	(1,958)
Profit before income tax	38,378	29,436	23,220	17,810	46,226	35,456
Income tax expense	5,161	3,959	6,889	5,284	9,799	7,517
Profit for the year	33,217	25,477	16,331	12,526	36,427	27,939
Profit attributable to:
Non-controlling interest	27	21	(100)	(77)	(39)	(30)
Owners of Parent company	33,190	25,456	16,431	12,603	36,466	27,969
Earning per share
- Basic and diluted	4,776	3.66	2,365	1.81	5,248	4.03
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earning per ADS
- Basic and diluted	4,776	3.66	2,365	1.81	5,248	4.03

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,303.80 to US$1.00, the noon buying rate in effect on March 31, 2023 as quoted by the Federal Reserve Bank of New York.
(1) Each ADS represents one common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: May 11, 2023